SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

São Paulo, April 7, 2022 - Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480) - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, pursuant to Article 30, item XXXII of the CVM Instruction No. 480, of December 7, 2009, as amended (“ICVM 480”), and guidelines provided in the Official Circular Letter/Anual-2022-CVM/SEP, released on February 24, 2022, by means of its Management hereby publicly informs its shareholders that an increase of the Company’s share capital in the amount of, at least, R$948,319,969.71 and, at most, R$2,873,696,916.70, was approved at a Board of Directors’ Meeting held on the date hereof, as follows (“Capital Increase”):

1. Reasons for the Capital Increase and Allocation of Funds

In accordance with the Material Facts disclosed on September 15, 2021 and February 7, 2022, (jointly, the “Material Facts”), American Airlines Group Inc. (NASDAQ: AAL) (“American Airlines”) and Gol have agreed to expand their commercial cooperation and to an equity investment by American Airlines in Gol (the “Transaction”). The Transaction will be carried out through (i) an investment agreement signed on February 5, 2022, which, among other obligations, provides for the Capital Increase and subscription by American Airlines of shares within the scope thereof (the “Investment Agreement”) and (ii) a master cooperation agreement, and amendments to their existing codeshare agreement, and frequent flyer agreements (the “Operational Agreements”) to be signed on the closing of the Transaction (the “Closing”), which includes, among other things, exclusivity obligations for codeshare, interline, and loyalty programs arrangements for 3 (three) years from the Closing.

As part of the Transaction, American Airlines committed to invest USD 200,000,000.00 (two hundred million American dollars) in the Company through the subscription of 22,224,513 preferred shares of the Company (“Subscription Amount – American Airlines”), in view of the fact that Gol's controlling shareholder, MOBI Fundo de Investimento em Ações, undertook to assign its respective preemptive right in the Capital Increase for the subscription of new shares by American Airlines.

The Capital Increase is intended to strengthen the Company’s capital structure.

The Capital Increase will not have relevant legal/corporate consequences, since Company’s shareholders will have preemptive rights to subscribe the new shares, pursuant to provisions of Article 171 of the Brazilian Corporation Law No. 6.404/76, as amended (“Brazilian Corporation Law”).

1	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

2. Fiscal Council Approval

The Fiscal Council gave a favorable opinion to the capital increase at a meeting held on April 7, 2022. Copy of the Fiscal Council opinion is available on the websites of CVM (www.cvm.gov.br) and the Company (https://ri.voegol.com.br/).

3. Maximum Number of Shares to be Issued and Guaranteed Rights

The Capital Increase will be carried out through the issuance, for private subscription, of up to 67,347,010 preferred shares, in the amount of up to R$2,873,696,916.70 (“Total Capital Increase”), subject to partial ratification in the event the Capital Increase Minimum Amount (as defined in item 10 below) is reached. American Airlines presented a firm commitment of subscription of the Subscription Amount – American Airlines, which guarantees the Capital Increase Minimum Amount.

The preferred shares to be issued will grant to its holders the same rights, advantages and restrictions granted by of each of the existing preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive full dividends and/or interest on equity declared by the Company as from the date of the ratification, even if partial, of the Capital Increase.

4. Issue Price per Share, Criteria and Economic Justification

The issue price of each preferred share shall be R$42.67 (“Preferred Share Issue Price”), defined pursuant to Article 170, Paragraph 1, item III of Law No. 6.404/76, based on the closing price of the preferred shares issued by the Company at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) from the last 60 trading sessions (i.e. R$16.58), increased by a 257,36% (“Premium”). The Company’s management understands that, among the criteria for determining the Issue Price, the one that most adequately reflects the price of the Company's shares is the share price on the stock exchange, considering that, in the Management's view, it is justifiable to include the Premium on the quoted value due to (a) the depreciation of the value of the shares during the Covid-19 pandemic, which severely affected the aviation sector; and (b) the investment commitment presented by American Airlines (an independent third party), which will allow for substantial capitalization of the Company for the benefit of all shareholders and at an amount considerably in excess of the current quoted price.

Thus, there are elements to justify the single application of the pricing criteria provided for in item III, Paragraph 1 of Article 170 of Law No. 6.404/1976, which represents, according to Management’s opinion, the most appropriate way of price the Company’s shares without unjustified dilution of shareholders who decide not to participate in the Capital Increase.

The Company informs that no appraisal reports were prepared in relation to the definition of the Issue Price.

2	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

5. Preemptive Rights

The Company’s shareholders shall have preemptive rights to subscribe new shares of the Company within the scope of the Capital Increase, pursuant to Article 171 of Law No. 6.404/76, based on their respective holdings at the closing of B3’s trading on April 12, 2022 (inclusive) (“Cut-off Date”). The Company’s shares acquired from and including April 13, 2022 (inclusive), shall not grant preemptive rights for the subscription of shares to the acquiring shareholder and shall be traded ex-subscription rights.

Since the Capital Increase will only be carried out with the issuance of Gol's preferred shares, shareholders interested in exercising their preemptive right should note that: (i) for every common share, the holder will be granted the right to subscribe to 0.0048792006523 preferred share issued in the Capital Increase; and (ii) for each 1 (one) preferred share, its holder will be granted the right to subscribe to 0.1707720228319 preferred share issued in the Capital Increase. The amounts indicated above were defined based on the respective proportions of the Dividends Participation, pursuant to Article 5, paragraph 8 of the Company’s Bylaws.

6.	Subscription by American Airlines

As disclosed in the Material Facts, American Airlines will subscribe to the Subscription Amount – American Airlines, which, in the end, will correspond approximately to 5.3% (five point three percent) of the economic interests of the Company.

7.	Information on the historical evolution of the Company’s preferred share quote at B3

7.1.      Annual stock prices of the preferred shares over the last three years:

(in reais)	2021	2020	2019
Minimum Stock Price	R$14.58	R$5.60	R$20.09
Maximum Stock Price	R$28.75	R$39.05	R$44.62
Average Stock Price	R$21.42	R$20.60	R$30.96

3	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

7.2.      Quarterly stock prices of the preferred shares over the last two years:

2020 (in reais)	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	R$5.60	R$9.47	R$16.47	R$15.62
Maximum Stock Price	R$39.05	R$23.99	R$21.95	R$27.94
Average Stock Price	R$27.68	R$13.97	R$19.05	R$21.71

2021 (in reais)	1º Quarter	2º Quarter	3º Quarter	4º Quarter
Minimum Stock Price	R$18.83	R$21.64	R$16.60	R$14.58
Maximum Stock Price	R$26.20	R$28.75	R$23.72	R$21.88
Average Stock Price	R$22.86	R$24.64	R$20.41	R$17.77

7.3.      Monthly stock prices of the preferred shares over the last six months:

(in reais)	March/22	Feb/22	Jan/22	Dec/21	Nov/21	Oct/21
Minimum Stock Price	R$12.28	R$16.41	R$14.86	R$14.58	R$14.72	R$15.18
Maximum Stock Price	R$17.48	R$19.92	R$18.40	R$20.05	R$18.79	R$21.88
Average Stock Price	R$15.15	R$18.20	R$16.59	R$17.64	R$16.77	R$18.90

7.4.      Average Stock Price of the preferred shares over the last ninety (90) days: R$16.65.

4	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

7.5.      Stock’s issue price applied in the capital increase processes occurred in the last three years

Date	Price	Price per Share (PN)
02/27/2019	R$ 4,588,828.65	R$ 8.80
04/26/2019	R$ 511,992.80	R$ 3.63
10/30/2019	R$ 60,164,709.01	R$ 11.16
04/30/2020	R$ 726,645.28	R$ 3.69
07/30/2020	R$ 227,626.52	R$ 7.84
10/29/2020	R$ 304,223.92	R$ 2.62
06/15/2021	R$ 422,611,049.43	R$ 24.19
07/28/2021	R$ 2,087,977.65	R$ 4.85
03/10/2022	R$ 352,491.14	R$11.50
04/06/2022	R$ 341,929.72	R$8.44

8.          Increase of the Share Capital

Should the Capital Increase be equivalent to the Total Capital Increase, the total amount of the increase will be R$ 2,873,696,916.70, observing that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock and the residual amount will be fully allocated to the Company’s capital reserve, so that the Company's share capital will change, from the current R$4,197,301,072.60, divided into 2,863,682,710 common shares and 314,437,399 preferred shares, to R$ 7,070,997,989.30, divided into 2,863,682,710 common shares and 381,784,409 preferred shares.

Should the Capital Increase be equivalent to the Capital Increase Minimum Amount, the total amount of the increase will be R$ 948,319,969.71, observing that R$ 1.00 (one Brazilian Real) will be allocated to the Company's capital stock and the residual amount will be fully allocated to the Company’s capital reserve, so that the Company's share capital will change, from the current R$ 4,197,301,072.60, divided into 2,863,682,710 common shares and 314,437,399 preferred shares, to R$5,145,621,042.31, divided into 2,863,682,710 common shares and 336,661,912 preferred shares.

The new wording of article 5 of the Company's Bylaws, reflecting the new share capital and the new number of shares in which the Company's capital stock is divided as a result of the Capital Increase, will be defined in due course, at the time of the ratification of the Capital Increase by the Company's Board of Directors, when the amounts involved in the Capital Increase are effectively known.

5	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

9.          Payment Conditions

The shares issued within the scope of the Capital Increase shall be fully paid in cash, in domestic currency, upon subscription.

10.       Partial Ratification and Capital Increase Minimum Amount

Once an amount equal to or greater than R$ 948,319,969.71 (“Capital Increase Minimum Amount”), resulting in the issuance of a minimum of 22,224,513 preferred shares, all registered, book-entry, and with no face value, is subscribed, even if it does not reach the Total Capital Increase amount, the Capital Increase will be considered concluded, partially ratified, and there will be no round of apportionment of unsubscribed shares.

In the event of partial ratification of the Capital Increase, no additional period will be granted for the reconsideration of the subscription decision. Nevertheless, shareholders will have the right to condition the subscription of shares to the Capital Increase be equivalent to the Total Capital Increase. Additionally, the shareholders shall, at the time of subscription, indicate whether, in the event the amount of the Capital Increase is equal or above the Minimum Capital Increase Amount but below the Total Capital Increase, he intends to receive (i) the totality of shares subscribed by him or (ii) an amount of shares equivalent to the pro rata between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Total Capital Increase, assuming, in the absence of any manifestation, the subscriber's interest in receiving all the subscribed shares.

The shareholder whose condition for the subscription provided for in the respective subscription bulletin has not been implemented, will receive back the amount paid in full, without monetary correction.

11.	Potential Dilution

The percentage of dilution for shareholders who do not subscribe any share during the period to exercise the preemptive right of the Capital Increase will be 14,586274655%, assuming the subscription and full payment of the Capital Increase, and will be 5,334833386%, assuming the subscription and payment regarding only the Capital Increase Minimum Amount; provided that the exact percentage of dilution may vary depending on the subscription that is actually achieved within the scope of the Capital Increase.

6	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

12.       Management opinion on Capital Increase Effects

The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of historical evolution of the Company’s shares.

13.       Procedures to Exercise the Preemptive Right

Shareholders will have preemptive rights to subscribe preferred shares and may subscribe or assign their preemptive rights to third parties, as per art. 171, §6th of the Corporation Law.

The term to exercise the preemptive right shall be thirty (30) consecutive days as of and including April 13, 2022, i.e., until and including May 13, 2022 (“Preemptive Rights Period”). The exercise of the preemptive rights in relation to the shares held under B3 custody shall observe the terms and operational procedures stipulated by B3.

Subject to the procedures established by Itaú Unibanco S.A. (“Itaú”), the financial institution in charge of the Company’s shares bookkeeping and B3, the preemptive rights may be exercised from the commencement of the Preemptive Rights Period by shareholders, or by assignees of preemptive rights.

The Company does not intend to file with the Securities and Exchange Commission of the United States of America (SEC) a request for registration of the offer of preemptive rights relating the subscription of preferred shares.

14.       Share Subscription Procedure

14.1.  Shares under the custody of Itaú

Holders of subscription rights in custody with Itaú who wish to exercise their preemptive rights for the subscription of shares must, during the Preemptive Rights Period, go to any branches of Itaú network, during business days, from 10:00 a.m. to 4:00 p.m. for the subscription of the new issued shares and payment of the corresponding price. For any clarifications, or more information, please contact the numbers below available during any business days, from 9:00am to 6:00pm: +55 3003-9285 (Capital cities and metropolitan areas), 0800 7209285 (other locations) or 4004-4828 + options 3-6-3 (account holders).

14.2.  Shares Under the Custody of B3’s Central Depositary

The holders of subscription rights under the custody of Central Depositary shall exercise respective subscription rights by means of their custody agents and in accordance with the rules stipulated by Central Depositary.

7	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

15.       Documentation for Share Subscription and Assignment of Subscription Right

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right or assign such right, directly or by means of Itaú, shall submit the following documents:

Individuals: (i) identity document; (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of restated charter or bylaws, (ii) corporate taxpayer’s register (CNPJ), (iii) a certified copy of the corporate documents evidencing the powers of subscription bulletin signatory; and (iv) a certified copy of the identity card, individual taxpayer’s register (CPF) and signatory(ies)’s proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, a public proxy instrument with specific powers shall be submitted, accompanied by documents mentioned above, where applicable, of the grantor and attorney-in-fact

The holders of subscription rights under the custody of B3’s Central Depositary shall exercise their preemptive rights through their custody agents, subject to the terms stipulated by B3 and the conditions hereof.

The signature of the subscription bulletin shall represent the manifestation of the irrevocable and irreversible will of the investors to acquire new shares, resulting in the relevant person’s irrevocable and irreversible obligation to fully pay for them upon subscription.

16. Subscription Receipts

16.1. Subscription Receipts at the Central Depository

Subscription receipts for shares subscribed for exercising the preemptive right at B3 will be available to subscribers on the first business day following the last day of the Preemptive Right Period.

16.2. Subscription Receipts at the Bookkeeper

Subscription receipts for shares subscribed for exercising the preemptive right at the Bookkeeper (book-entry environment) will be available to subscribers immediately after signing the subscription bulletin.

8	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders Communication on the capital increase approved by GOL’s Board of Directors, pursuant to Annex 30-XXXII of CVM Instruction 480 (Anexo 30-XXXII da Instrução CVM 480)

17. Trading Subscription Receipts

Subscription receipts will be negotiable on B3 from May 16, 2022 (first business day after the end of the Preemptive Right Period), until the date of ratification, albeit partial, of the capital increase.

18. Credit of Shares

The issued shares should be visible on the shareholders' statements as from the 3rd business day after such ratification.

19. Additional Information

The Company will keep its shareholders and the market in general informed about the Capital Increase, pursuant to the applicable regulations.

This Notice to Shareholders does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933 (“Securities Act”) or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

9	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer